Exhibit 21
SUBSIDIARIES OF THE REGISTRANT

There is no parent of the Company. The following is a listing of the significant subsidiaries of the Company.

JURISDICTION OF ORGANIZATION
McKesson US Finance Corporation	United States
McKesson International Financial Holdings (Barbados) SRL	Barbados
McKesson UK Finance I Limited	United Kingdom
McKesson UK Finance II Limited	United Kingdom
McKesson Strategic Services Limited	United Kingdom
ClarusONE Sourcing Services LLP	United Kingdom
McKesson Global Procurement & Sourcing Limited	United Kingdom
McKesson Europe Holdings GmbH & Co KGaA	Germany
US Specialty Care Distribution Corporation	United States
McKesson International Bermuda IP5A Limited	Bermuda
PF2 McKesson Technologies Inc.	United States
McKesson Sourcing Services Inc.	United States
McKesson Medical-Surgical Inc.	United States
McKesson Medical Surgical Supply Chain Services LLC	United States